UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer:	BOTS Inc.
Legal status of issuer (Form):	Corporation
Jurisdiction of Incorporation/Organization:	Puerto Rico
Date of organization:	12-30-2010
Physical address of issuer:	1060 Ave Ponce De Leon, Ste 200, San Juan, PR 00907
Website of issuer:	www.Bots.bz
Current Number of Employees:	2

Selected Financial Data (Consolidated where indicated):

	Most recent fiscal year-end (12/31/2025, Consolidated)	Prior fiscal year-end (12/31/2024, Standalone)
Total Assets:	**$29,111,067**	**$11,893,295**
Cash & Cash Equivalents:	$135,946	$124,127
Accounts Receivable:	$4,768	$4,768
Short-term Debt:	$6,123,234	$2,529,313

	Most recent fiscal year-end (12/31/2025, Consolidated)	Prior fiscal year-end (12/31/2024, Standalone)
Long-term Debt:	$2,881,300	$1,560,900
Revenues/Sales:	$2,073,400	$2,211,516
Cost of Goods Sold:	$1,514,101	$1,604,234
Taxes Paid:	$0.00	$0.00
Net Loss (Consolidated):	**$(649,416)**	**$(1,459,160)**
Net Loss Attributable to BTZI Shareholders:	**$(411,276)**	**$(1,459,160)**

Note: Most recent fiscal year-end figures reflect pro-forma consolidation of Bitcoin Bancorp, Inc. (BCBC), a 63.33% majority-owned subsidiary of the Company, as of December 31, 2025. The Company had no standalone operating activity during the period ended December 31, 2025; all consolidated operating results during FY2025 are derived from BCBC's operations.

April 26, 2026
For the fiscal year ended 12/31/2025

FORM C-AR
BOTS Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by BOTS, Inc., a Puerto Rico corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.BOTS.BZ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)).

The date of this Form C-AR is 04/26/2026 for the fiscal year ending December 31, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning.

The forward-looking statements contained in this Form C-AR are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions.

Any forward-looking statement made by the Company in this Form C-AR speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I. Eligibility Requirements for Use of Form C

☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this report.

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Item 1. Offering Statement Disclosure Requirements

Not applicable. This is an annual report filed pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and not an offering statement.

Item 2. Legends and Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Item 3. Annual Report Disclosure Requirements

(a) Name, legal status, jurisdiction, date of organization, address and website of the issuer

The Company's name is BOTS Inc., a Corporation organized in the Commonwealth of Puerto Rico on December 30, 2010. The Company's principal executive offices are located at 1060 Ave Ponce De Leon, Ste 200, San Juan, PR 00907. The Company's website is www.BOTS.bz.

Business and Anticipated Business Plan

Item 6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BOTS Inc. (the "Company") was incorporated in the State of Nevada on December 30, 2010, originally under the name Lifetech Industries, Inc. All agreements related to the Lifetech business were terminated and closed as of April 30, 2014. Effective August 2, 2013, the name was changed from "Lifetech Industries, Inc." to "mCig, Inc." The Company redomiciled to Puerto Rico on April 17, 2020 and changed its name from "mCig, Inc." to "BOTS, Inc." The Company's common stock is traded under the symbol "BTZI" and the Company is headquartered in San Juan, Puerto Rico.

During the fiscal year ended December 31, 2025, the Company itself conducted no standalone operating activities. All operating activities and revenues of the consolidated group during FY2025 were generated by the Company's majority-owned subsidiary, Bitcoin Bancorp, Inc. ("BCBC"), which is publicly traded under the symbol "BCBC" (formerly "BULT").

The Company, through its consolidated subsidiaries, is a diversified software development and SaaS group specializing in blockchain technologies and Web 3.0. The consolidated group operates Bitcoin ATMs in multiple U.S. states, owns the rights to two patented Bitcoin ATM technologies, and during 2025 launched a Digital Asset Treasury ("DAT") advisory division through BCBC.

Description of Subsidiaries

The following controlled subsidiaries are consolidated in the financials for the year ended December 31, 2025:

Bitcoin Bancorp, Inc. (BCBC) — formerly Bullet Blockchain, Inc.

BCBC is a publicly-traded Nevada corporation (OTCID: BCBC). Effective August 8, 2025, Bullet Blockchain, Inc. filed with the State of Nevada to change its corporate name to Bitcoin Bancorp, Inc. and changed its trading symbol from "BULT" to "BCBC." As of December 31, 2025, the Company owns 250,000,000 common shares of BCBC, representing approximately 63.33% of BCBC's 404,247,446 common shares outstanding. BCBC is the principal operating entity of the consolidated group.

First Bitcoin Capital LLC (FBC)

FBC was incorporated on December 11, 2017, under the laws of the state of Colorado, and is a wholly-owned subsidiary of BCBC. FBC works in multiple areas of blockchain development and cryptocurrency, and holds the rights to U.S. Patent No. 9,135,787 — "Bitcoin Kiosk/ATM Device and System Integrating Enrollment Protocol and Method of Using the Same," and the exclusive license to U.S. Patent No. 10,332,205 B1.

Other BCBC Subsidiaries

BCBC also consolidates: 420Wifi.com, LLC (Wyoming, no operations); Bullet GA, LLC and Bullet GA II, LLC (Georgia); Bullet FL, LLC (Florida); Bullet Blockchain, Ltd. (Ireland); and Bullet Digital UK Ltd. (England & Wales, incorporated July 15, 2025).

Business Model

The BOTS business model is built around developing and incubating self-sustaining business entities in the technology space, particularly in the Blockchain, Robotic Automation and Bitcoin mining industry. Once the entities are self-sustaining, the Company divests them either through (i) a sale of the assets, (ii) a spin-off into its own publicly traded entity, or (iii) seeking additional partners and privatizing the business.

The Company continues to look at increasing revenue internally and through strategic acquisitions. We will continue to finance additional acquisitions through private placements of stock, debt, or revenue from operations.

Operations During Fiscal Year 2025 (through Subsidiaries)

Bitcoin ATM Operations

Through BCBC, the consolidated group operates Bitcoin ATMs and kiosks across multiple U.S. states. During FY2025, BCBC continued to actively acquire Bitcoin ATMs and smaller Bitcoin ATM operators. The Company's strategic goal is to become the leading Bitcoin ATM company in both capacity and efficiency in North America. The Company maintains two leased storage facilities supporting these operations, located in Atlanta, Georgia and Fort Lauderdale, Florida.

Intellectual Property Licensing

Through FBC (a wholly-owned subsidiary of BCBC), the consolidated group owns U.S. Patent No. 9,135,787 and holds an exclusive license to U.S. Patent No. 10,332,205 B1. On October 1, 2023, FBC executed a Patent License and Royalty Agreement with a Bitcoin ATM operator providing for an initial licensing payment and a per-transaction royalty. The Company plans to introduce additional licensing programs for Bitcoin ATM manufacturers and operators.

Digital Asset Treasury (DAT) Division

During the third quarter of 2025, BCBC established a division to advise other companies on the implementation of digital asset treasury strategies and other tangential opportunities. On August 28, 2025, BCBC entered into an Advisory Agreement with a company seeking to establish a DAT strategy, providing for an ongoing monthly payment and the issuance of restricted common stock.

Name Change of Operating Subsidiary

On August 8, 2025, BCBC's predecessor, Bullet Blockchain, Inc., effectuated a filing with the State of Nevada to change the corporate name to Bitcoin Bancorp, Inc., and changed its trading symbol to "BCBC."

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision, investors are urged to carefully consider the risks described in this section. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Going concern.

The consolidated financial statements of the Company and its subsidiaries have been prepared assuming the Company will continue as a going concern. For the year ended December 31, 2025, the consolidated group generated revenues of approximately $2.07 million and incurred a consolidated net loss of approximately $649,000, with the Company's principal operating subsidiary (BCBC) reporting an accumulated deficit of approximately $19.1 million as of December 31, 2025. The Company has negative cash flow from operations and there are no assurances that the Company will generate a profit or obtain positive cash flow in the future. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management is taking steps to raise additional funds to address operating and financial cash requirements; however, the Company's ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue from operations. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations.

Limited operating history of the parent entity.

The Company itself had no standalone operating activity during the fiscal year ended December 31, 2025. All operating activity in the consolidated group is conducted through BCBC and its subsidiaries. Investors are effectively investing in a holding company whose value is substantially dependent on the performance of BCBC. Any decline in the value or operations of BCBC will directly and materially impact the Company.

Concentration risk — substantially all operations are conducted through a single subsidiary.

As of December 31, 2025, BCBC accounts for substantially all of the consolidated group's operating revenues, operating cash flows, and operating personnel. Adverse events affecting BCBC — including regulatory action, loss of Bitcoin ATM licensing revenue, impairment of patent rights, technical or operational disruptions, or financial distress — would materially and adversely affect the Company. The Company holds approximately 63.33% of BCBC's outstanding common stock; the remaining approximately 36.67% is held by other shareholders whose interests may not always align with the Company's.

Cryptocurrency market volatility.

BCBC's Bitcoin ATM operations are sensitive to the price and trading volume of Bitcoin and other cryptocurrencies. A sustained decline in cryptocurrency prices, reduced consumer interest in cryptocurrencies, or competitive pressure from alternative on-ramps (including centralized exchanges, stablecoin-based payment systems, and traditional financial institutions adopting cryptocurrency services) could materially reduce transaction volumes and revenues at BCBC's Bitcoin ATMs.

Regulatory changes and uncertainties.

The Company, through its subsidiaries, operates in a highly regulated industry subject to substantial change. Bitcoin ATM operations are subject to federal money-services-business registration (FinCEN), state money transmitter licensing, anti-money-laundering ("AML") and know-your-customer ("KYC") requirements, and consumer-protection laws that vary by jurisdiction. Several states have passed or are considering more stringent regulations on Bitcoin ATM operators, including caps on transaction sizes and mandatory cooling-off periods. As policy changes are made by regulators, there is no guarantee the Company will be able to provide services in their current form, which may place a substantial hardship on operations and could cause an Investor to lose all or a portion of their investment.

Need for additional capital.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to capital previously raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

Dependence on key personnel.

The Company is dependent on Mr. Simon Rubin, who serves as Chief Executive Officer and a Director of both the Company and BCBC. The loss of Mr. Rubin or other key personnel could harm the Company's business, financial condition, cash flow and performance. The Company has not purchased any key person life insurance policies on any such individuals. We have no way to guarantee key personnel will stay with the Company.

Related party concentration.

The Company is itself approximately 71.5% owned by First Bitcoin Capital Corp, and the Company in turn owns approximately 63.33% of BCBC. Mr. Simon Rubin serves as CEO of both the Company and BCBC. The Company therefore operates within a chain of entities under common or substantially overlapping control. Decisions affecting one entity may not always be made on arm's-length terms, and minority investors in the Company may have limited recourse to challenge transactions among affiliated entities.

Intellectual property risks.

The Company's competitive position depends in part on the validity, enforceability, and scope of the Bitcoin ATM patents held by FBC. Patent litigation, invalidation, or design-around by competitors could substantially reduce the value of the Company's intellectual property portfolio. There can be no assurance that the Company will be able to monetize its patents through licensing arrangements at the rate or scale anticipated.

Damage to our reputation could negatively impact our business.

Our reputation and the quality of our brand are critical to our business and success. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. The availability of information on social media platforms is virtually immediate as is its impact, and may harm our performance, prospects or business.

Cybersecurity and operational risk.

Bitcoin ATM operations involve the custody and processing of cryptocurrency, and any loss, theft, or unauthorized transfer of digital assets — whether through external attack, internal fraud, or operational error — could result in material financial loss and reputational harm that the Company may be unable to recover.

Risks Related to the Securities

Restrictions on transfer.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

Long-term nature of investment.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.

No control over operations.

Investors will have no opportunity to control the day-to-day operations of the Company. In order to safeguard your limited liability, you must rely entirely on the Company's management to conduct and manage the business affairs of the Company.

Limited information rights.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Regulation CF requires only the provision of an annual report on Form C and no additional information.

No guaranteed liquidity event.

The Company may never undergo a liquidity event such as a repurchase of the Securities, a sale of the Company, or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

Dilution risk.

The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

No guarantee of return.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees, and neither can we. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

Ownership and Capital Structure

(b) Directors and Officers

Directors:

Name	Simon Rubin	Yuri Abramov
Dates of Board Service	July 21, 2020 — Present	July 21, 2020 — Present
Principal Occupation	CEO	Director, Scientific Advisor
Employer	BOTS Inc.	BOTS Inc.
Employer's Principal Business	Software development, electronics manufacturer	Software development, electronics manufacturer

Officers:

Simon Rubin — CEO; in this role since December 24, 2021. Mr. Rubin also serves as Director and CEO of Bitcoin Bancorp, Inc. (BCBC), and is a Director of First Bitcoin Capital Corp. Mr. Rubin manages the overall operations of the Company.

(c) Beneficial Owners of 20% or More of the Issuer's Voting Equity

First Bitcoin Capital Corp owns 1,200,000,000 common shares of BOTS Inc., constituting approximately 71.5% voting and equity control.

(d) Description of the Business

See "Business and Anticipated Business Plan" above.

(e) Number of Employees

2

(f) Material Factors that Make Investment Speculative or Risky

See "Risk Factors" above.

(m) Capital Structure

Authorized and Outstanding Securities of the Issuer

Class of Security	Authorized	Outstanding	Voting	Convertible
Preferred Stock — Class A	50,000	0	Yes	1:10 to Common
Preferred Stock — Class B	30,000,000	0	No	1:10 to Common
Preferred Stock — Unspecified Class	59,950,000	0	—	—
Common Stock	2,000,000,000	1,680,374,596	Yes	—

Note: There were no issuances, cancellations, or modifications of the Company's securities during the fiscal year ended December 31, 2025.

Risks to Minority Holders and Risks Associated with Corporate Actions

The right to demand current distributions from an operating business is limited. A majority owner can usually avoid making any distributions of profits by establishing reserves for future expenses, paying salaries to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, etc.

Investors will have no right to participate in any management decisions of the Company. The majority owner may make decisions that adversely affect the Investor's interest in the Company.

The Investor has limited rights to have its interest bought out. State law may give limited rights to force the company to buy out an investor.

While the Investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners.

Additional issuances of securities.

Following the Investor's investment, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor.

Issuer repurchases of securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease liquidity and create pressure on the Investor.

Sale of the issuer or its assets.

As a minority owner, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets.

Transactions with related parties.

The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of management to its shareholders. The Company is approximately 71.5% owned by First Bitcoin Capital Corp and owns approximately 63.33% of Bitcoin Bancorp, Inc., both of which create a high incidence of related-party transactions. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest.

Restrictions on Transfer of the Securities

The securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) Material Indebtedness

As of December 31, 2025, on a consolidated basis, the Company and its subsidiaries had approximately $9.0 million of total liabilities, of which approximately $6.1 million was classified as current and approximately $2.9 million as long-term. Long-term debt at December 31, 2025 consists primarily of convertible promissory notes issued by BCBC and certain operational loans and term notes of the Company:

- Convertible Notes — Confin International Ltd. (12%): $24,000
- Convertible Notes — Clio General S.A. (10%): $12,400
- Convertible Notes — Baybridge Capital Fund, LP (12%): $139,500
- Convertible Notes — Green Coast Capital International (8%): $1,135,000
- Convertible Notes — Tiger Trout Capital Puerto Rico, LLC (10%): $590,000
- BTZI standalone Operational Loans (held at parent): $819,500
- BTZI standalone Notes Payable (held at parent): $160,900

Conversion prices on BCBC convertible notes range from $0.002 to $0.10 per share depending on the instrument. Detailed terms are described in the financial statement notes attached as Exhibit B.

(q) Exempt Offerings in the Past Three Years

None at the parent (BTZI) level. BCBC, the Company's majority-owned subsidiary, conducted certain securities issuances during the past three years; those issuances are described in BCBC's separately-filed annual disclosure (Form ARS available through OTC Markets).

(r) Related Party Transactions

During the fiscal year ended December 31, 2025, there were no transactions, or currently proposed transactions, to which the Company at the parent level was or is to be a party where the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period and in which any director, officer, 20%+ beneficial owner, or family member thereof had or is to have a direct or indirect material interest.

At the consolidated subsidiary (BCBC) level, ordinary-course transactions with affiliated entities and individuals (including issuances of restricted common stock, contractor agreements, and convertible note arrangements with parties controlled by certain related individuals) are described in BCBC's separately-filed annual disclosure.

(t) Financial Condition of the Issuer

Does the issuer have an operating history? ☒ Yes ☐ No

Description of Financial Condition (Liquidity, Capital Resources, and Historical Results of Operations)

The Company's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

The Company itself had no standalone operating activities during the fiscal year ended December 31, 2025. All operating activities and revenues of the consolidated group during FY2025 were generated by the Company's majority-owned subsidiary, Bitcoin Bancorp, Inc. (BCBC). On a consolidated basis (which reflects pro-forma consolidation of BCBC's FY2025 statements with the Company's standalone position):

- Consolidated revenues for the year ended December 31, 2025 were approximately $2.07 million, compared to BTZI standalone revenues of approximately $2.21 million for the prior year ended December 31, 2024.

- Consolidated cost of revenues was approximately $1.51 million, yielding consolidated gross profit of approximately $559,000.
- Consolidated operating expenses were approximately $588,000, resulting in a consolidated loss from operations of approximately $(29,000).
- Consolidated net loss was approximately $(649,000), of which approximately $(411,000) is attributable to BTZI shareholders and approximately $(238,000) is attributable to the non-controlling interest in BCBC.
- Consolidated total assets at December 31, 2025 were approximately $29.1 million; total liabilities were approximately $9.0 million; total equity (including approximately $4.7 million of non-controlling interest in BCBC and approximately $1.3 million of pre-existing non-controlling interest at BTZI) was approximately $20.1 million.
- Consolidated cash and cash equivalents at December 31, 2025 were approximately $136,000.

The Company has negative cash flow from operations on a consolidated basis. There are no assurances the Company will generate a profit or obtain positive cash flow. The Company has a working capital deficit at the consolidated level (approximately $5.6 million as of December 31, 2025), which raises substantial doubt about its ability to continue as a going concern.

Management is taking steps to raise additional funds to address operating and financial cash requirements over the next twelve months. The Company's ability to continue as a going concern is dependent upon (i) raising additional funds through debt and equity financing at the BCBC level, (ii) growing revenues from BCBC's Bitcoin ATM, intellectual property licensing, and Digital Asset Treasury advisory operations, and (iii) ongoing financial support from existing creditors and shareholders. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements contain no adjustments for the outcome of this uncertainty.

The Company is filing as exhibits to this Form C-AR (i) BCBC's audited-quality unaudited consolidated financial statements for the year ended December 31, 2025 (Exhibit A), and (ii) the Company's pro-forma consolidated financial statements for the same period reflecting consolidation of BCBC into the parent entity (Exhibit B).

Certification

I, Simon Rubin, certify that:

(1) the consolidated financial statements of BOTS, Inc., included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of BOTS, Inc., included in this Form C-AR — due to the Company being a Puerto Rico corporation, and to the best of my understanding, no requirement of tax returns is to be filed until the Company's year-end shows profitability — and at this time only annual corporate filings at the state level are required to be filed with the Puerto Rico Department of State.

/s/ Simon Rubin

Simon Rubin

Chairman, CEO

Dated this 26th day of April 2026

Financial Statements and Supplementary Data

Index to Pro-Forma Consolidated Financial Statements

BOTS Inc.
Pro-Forma Consolidated Balance Sheet
(Unaudited)
As of December 31, 2025 and December 31, 2024

	12/31/2025	12/31/2024
	Consolidated	Standalone
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 135,946	$ 124,127
Cryptocurrencies	1,696	—
Other Current Receivables (incl. A/R, loans)	387,759	216,437
Total Current Assets	**$ 525,401**	**$ 340,564**
Other Assets		
Property, Plant, and Equipment / Kiosk Terminals	$ 4,678,240	$ 1,409,890
Intellectual Property — Patents (BCBC)	8,500,000	—
FBC Patents / Portfolio	219,112	—
Intangible Assets (BTZI)	7,068,561	7,038,561
Interest Receivable	635,444	287,878
Investments (net of $1,620,990 elimination)	2,597,590	1,620,990
Notes Receivable / Long-Term Notes	2,382,614	1,191,307
Goodwill	2,500,000	—
Security Deposit	4,105	4,105
Total Other Assets	**$ 28,585,666**	**$ 11,552,731**
TOTAL ASSETS	**$ 29,111,067**	**$ 11,893,295**
LIABILITIES AND EQUITY		
Current Liabilities		

Accounts Payable	$ 1,001,219	$ 838,745
Stock Payable	349,500	—
Other Current Liabilities	1,167,622	1,072,768
Accrued Interest	192,280	—
Accruals	9,857	—
Operational Loans (current portion)	320,948	—
Other Notes Payable	1,261,952	—
Lines of Credit	1,819,856	—
Total Current Liabilities	**$ 6,123,234**	**$ 1,911,513**
Long-Term Liabilities		
Operational Loans (long-term)	$ 819,500	$ 819,500
Notes Payable (BTZI parent)	160,900	160,900
Convertible Notes — Confin International (12%)	24,000	—
Convertible Notes — Clio General (10%)	12,400	—
Convertible Notes — Baybridge Capital (12%)	139,500	—
Convertible Notes — Green Coast Capital (8%)	1,135,000	—
Convertible Notes — Tiger Trout Capital (10%)	590,000	—
Total Long-Term Liabilities	**$ 2,881,300**	**$ 980,400**
TOTAL LIABILITIES	**$ 9,004,534**	**$ 2,891,913**
Equity		
Preferred Stock	$ 3,050	$ 3,050
Common Stock	717,018	312,771
Treasury Stock	(675,330)	(675,330)
Paid-In Capital	71,311,916	40,249,672
Warrants	127,484	63,742

Accumulated and Comprehensive Income	663,878	343,639
Retained Earnings (Deficit)	(51,717,441)	(32,593,111)
Less: Investment-in-subsidiary elimination	(1,620,990)	—
Less: NCI reclassification	(4,666,676)	—
Non-Controlling Interest (BCBC, 36.67%)	4,666,676	—
Pre-existing Non-Controlling Interest (BTZI)	1,296,950	1,296,950
Total Equity (incl. NCI)	**$ 20,106,535**	**$ 9,001,383**
TOTAL LIABILITIES AND EQUITY	**$ 29,111,069**	**$ 11,893,296**

The accompanying notes are an integral part of these unaudited pro-forma consolidated financial statements.

BOTS Inc.

Pro-Forma Consolidated Statement of Operations

(Unaudited)

For the Years Ended December 31, 2025 and December 31, 2024

	Year Ended 12/31/2025	Year Ended 12/31/2024
	Consolidated	BTZI Standalone
Gross Revenues	$ 2,073,400	$ 2,211,516
Cost of Revenues	1,514,101	1,604,234
Gross Profit	**$ 559,299**	**$ 607,282**
Operating Expenses	588,197	1,807,178
Income / (Loss) from Operations	**$ (28,898)**	**$ (1,199,895)**
Other Income / (Expenses)		
Capital Gains	—	—
Interest Earned	59,688	59,688
Discount Amortization	(20,691)	—
Amortization Expense	—	(15,691)
Loss on Conversion / Share Conversions	—	(101,554)
Interest Expense	(281,528)	(201,708)
Finance Expense	(153,737)	—
Expense for Stock Issued	(224,250)	—
Total Other Income / (Expenses)	**$ (620,518)**	**$ (259,265)**
Net Loss (Consolidated)	**$ (649,416)**	**$ (1,459,160)**
Less: Net loss attributable to non-controlling interest	(238,140)	—
Net Loss Attributable to BTZI Shareholders	**$ (411,276)**	**$ (1,459,160)**

Net Loss per Share — Basic & Diluted (BTZI Shareholders)	$ (0.0002)	$ (0.0009)
Weighted Average Common Shares Outstanding	1,680,374,596	1,680,374,596

The accompanying notes are an integral part of these unaudited pro-forma consolidated financial statements.

BOTS Inc.

Pro-Forma Consolidated Statement of Cash Flows

(Unaudited)

For the Year Ended December 31, 2025

	Year Ended 12/31/2025	Year Ended 12/31/2024
	Consolidated	BTZI Standalone
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (649,415)	$ (1,459,160)
Adjustments to reconcile net loss to cash used in operations:		
Depreciation / Amortization / Discount Amortization	15,691	15,691
Stock-based compensation expense	224,250	82,000
Changes in working capital and other (net)	(412,766)	(102,301)
Net Cash Used in Operating Activities	**$ (822,240)**	**$ (1,464,770)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for property, equipment & goodwill	$ (1,881,860)	$ (78,487)
Investments / Noncash financing	(59,688)	(44,684)
Loss from investments / Intangible adjustments	—	1,031,756
Net Cash Used in Investing Activities	**$ (1,941,548)**	**$ 908,585**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net financing activities (implied to reconcile to ending cash)	$ 2,651,480	$ 390,900
Net Cash from Financing Activities	**$ 2,651,480**	**$ 390,900**
NET CHANGE IN CASH	**$ (112,308)**	**$ (165,285)**
Cash, beginning of period	248,254	289,412

CASH, END OF PERIOD	$ 135,946	$ 124,127

Note on financing activities: BCBC's standalone cash flow statement (the source of substantially all consolidated activity) reports financing-line component amounts that, as published, do not reconcile precisely to its reported beginning and ending cash balances. The financing line shown above ($2,651,480) represents the implied financing cash flow needed to reconcile from BCBC's reported beginning cash ($124,127), operating outflows ($822,240), and investing outflows ($1,941,548) to its reported ending cash ($11,819) — combined with BTZI's static $124,127 cash position carried forward unchanged from December 31, 2024.

The accompanying notes are an integral part of these unaudited pro-forma consolidated financial statements.

Notes to Pro-Forma Consolidated Financial Statements

(Unaudited)

December 31, 2025

Note 1. Organization and Basis of Presentation

The accompanying unaudited consolidated financial statements of BOTS, Inc. (the "Company", "we", "our") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

BOTS, Inc. was incorporated in the State of Nevada on December 30, 2010, originally under the name Lifetech Industries, Inc. Effective August 2, 2013, the name was changed to mCig, Inc. The Company redomiciled to Puerto Rico on April 17, 2020 and on May 18, 2020 the Company changed its name to BOTS, Inc. The Company's common stock is traded under the symbol "BTZI."

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Pro-Forma Presentation.

The Company's prior year financial statements (year ended December 31, 2024) reflected the Company's standalone financial position, with BCBC accounted for under the equity method as a controlled subsidiary. For the year ended December 31, 2025, the Company has prepared these consolidated financial statements on a pro-forma basis to reflect the consolidation of Bitcoin Bancorp, Inc. (BCBC, formerly Bullet Blockchain, Inc.) — a 63.33% majority-owned subsidiary — under the principles of ASC 810 (Consolidation). The Company itself had no standalone operating activities during the year ended December 31, 2025.

The following consolidation adjustments have been reflected in these statements:

- Elimination of the Company's $1,620,990 "Investments" balance representing the historical investment in BCBC/FBC against BCBC's equity.
- Recognition of approximately $4.67 million of non-controlling interest representing the 36.67% of BCBC equity not owned by the Company.
- Allocation of approximately $238,000 of BCBC's $649,415 net loss to the non-controlling interest.

Investors should be aware that BTZI's standalone balance sheet at December 31, 2024 included approximately $7.0 million of intangible assets that may overlap with BCBC's separately-reported intangible assets ($8.5 million in patents) at December 31, 2025. The Company has not separately eliminated this potential overlap because the underlying purchase-price allocation analysis to support such an elimination is not currently available. The Company's management intends to undertake a formal purchase-price allocation analysis in connection with future financial statements to address this matter.

Note 2. Subsidiaries

As of December 31, 2025, the consolidated group includes the following entities:

- BOTS, Inc. (Puerto Rico) — the parent.
- Bitcoin Bancorp, Inc. (Nevada) — 63.33% owned subsidiary; OTC: BCBC.

- First Bitcoin Capital, LLC (Colorado) — 100% owned subsidiary of BCBC; holder of Bitcoin ATM patents.
- 420Wifi.com, LLC (Wyoming) — 100% owned subsidiary of BCBC; no operations.
- Bullet Blockchain, Ltd. (Ireland) — 100% owned subsidiary of BCBC.
- Bullet GA, LLC; Bullet GA II, LLC (Georgia) — 100% owned subsidiaries of BCBC.
- Bullet FL, LLC (Florida) — 100% owned subsidiary of BCBC.
- Bullet Digital UK Ltd. (England & Wales, incorporated July 15, 2025) — 100% owned subsidiary of BCBC.

Note 3. Going Concern

The Company's consolidated financial statements are prepared using generally accepted accounting principles, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company has negative cash flow from operations and there are no assurances the Company will generate a profit or obtain positive cash flow. The Company has a working capital deficit at the consolidated level and BCBC reports an accumulated deficit of approximately $19.1 million as of December 31, 2025. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management is taking steps to raise additional funds to address operating and financial cash requirements. The Company's ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations. The financial statements contain no adjustments for the outcome of this uncertainty.

Note 4. Summary of Significant Accounting Policies

Use of Estimates.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The most significant estimates include: revenue recognition; allowance for doubtful accounts; valuation of inventory; valuation and recoverability of long-lived assets; impairment of goodwill and intangibles; contingencies; and income taxes.

Revenue Recognition.

Revenue is recognized under ASC 606 when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The consolidated group's revenues during FY2025 were derived substantially all from BCBC's Bitcoin ATM transaction operations.

Cash and Cash Equivalents.

The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of the date of purchase. The Company concentrates its cash holdings in multiple FDIC-insured state and federal banking institutions. The Company had no cash in excess of federally insured limits at December 31, 2025.

Digital Currencies.

Through BCBC, the consolidated group holds digital currencies, which are accounted for as intangible assets with indefinite useful lives. Digital currencies are recorded at cost less impairment. Impairment is assessed at least annually, or more frequently when events or changes in circumstances indicate that an impairment may exist. Subsequent reversal of impairment losses is not permitted.

Property, Plant, and Equipment.

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of depreciable assets, which are generally three to five years. Bitcoin ATM kiosks are depreciated over a five-year useful life.

Intangible Assets and Goodwill.

Intangible assets with finite useful lives are amortized over their useful lives. Patents and goodwill are not amortized but are tested for impairment annually, or more frequently when events or changes in circumstances indicate that an impairment may exist. The consolidated group recognized no impairment charges on intangible assets or goodwill during the year ended December 31, 2025.

Stock-Based Compensation.

The Company accounts for share-based awards issued to employees in accordance with ASC 718, Compensation — Stock Compensation. Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period.

Loss Per Share.

Basic and diluted net loss per share are calculated on the basis of the weighted-average number of common shares outstanding during the period. All common stock equivalents (convertible notes, convertible preferred, and warrants) were considered anti-dilutive for the period and year ended December 31, 2025.

Note 5. Notes Payable and Convertible Debt

Notes payable and convertible debt at the consolidated level consist of obligations of BCBC and operational financings of the Company at the parent level. As of December 31, 2025:

- Convertible promissory notes issued by BCBC to various noteholders bear interest at rates ranging from 8% to 12% and contain conversion prices ranging from $0.002 to $0.10 per share of BCBC common stock. Aggregate outstanding principal at December 31, 2025 was approximately $1.9 million.
- BCBC also has approximately $1.8 million outstanding under lines of credit, $1.3 million in other notes payable, and $0.3 million in operational loans, all current.
- BTZI parent has approximately $819,500 in operational loans (long-term) and $160,900 in notes payable (long-term).

None of the parent-level BTZI debt is convertible into BTZI common stock. Detailed terms of BCBC's notes are described in BCBC's separately-filed annual disclosure (incorporated by reference).

Note 6. Stockholders' Equity

Authorized Capital.

The Company is authorized to issue 2,000,000,000 shares of common stock, par value $0.0001 per share, and 90,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock.

As of December 31, 2025 and December 31, 2024, the Company had 1,680,374,596 shares of common stock issued and outstanding. There were no issuances or cancellations of the Company's common stock during the fiscal year ended December 31, 2025.

Preferred Stock.

As of December 31, 2025 and December 31, 2024, the Company had 30,500,000 shares of preferred stock issued and outstanding.

Treasury Stock.

As of December 31, 2025 and December 31, 2024, the Company held 51,700,000 shares of common stock as treasury shares, valued at $(675,330).

Note 7. Non-Controlling Interest

Non-controlling interest at December 31, 2025 includes (i) approximately $4.67 million representing the 36.67% of BCBC equity not owned by the Company, and (ii) approximately $1.30 million of pre-existing non-controlling interest at BTZI standalone level (relating to a 2023 recapitalization of Bullet Blockchain, Inc.). For the year ended December 31, 2025, approximately $238,000 of BCBC's $649,415 net loss was allocated to the non-controlling interest.

Note 8. Related Parties and Related Party Transactions

As of December 31, 2025:

- First Bitcoin Capital Corp owns approximately 71.5% of the Company's outstanding common stock.
- The Company owns approximately 63.33% of BCBC.
- Mr. Simon Rubin serves as CEO of both the Company and BCBC, and is a Director of First Bitcoin Capital Corp.

BCBC's standalone disclosure describes ordinary-course transactions with related parties at the BCBC level (including issuances of restricted common stock, contractor agreements, and convertible note arrangements). At the parent (BTZI) level, there were no related-party transactions during the fiscal year ended December 31, 2025 in which any director, officer, 20%+ beneficial owner, or family member thereof had a direct or indirect material interest in an amount exceeding the threshold described under Item 3(r).

Note 9. Commitments and Contingencies

The Company's principal operating subsidiary, BCBC, leases two storage facilities in Atlanta, Georgia and Fort Lauderdale, Florida supporting Bitcoin ATM operations. In the opinion of management, there are no current legal proceedings pending or threatened, or judgments entered against the Company or any of its directors or officers in their capacity as such requiring recognition or disclosure as a loss contingency.

Note 10. Subsequent Events

The Company evaluated all events and transactions that occurred from the balance sheet date of December 31, 2025 through the date these financial statements were issued. During this period, no events or transactions occurred which require recognition or disclosure in future financial statements.